HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                               September 10, 2007

Tara Harkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Security Devices International Inc.
            Registration Statement on Form SB-2, Amendment #3
            File No. 333-143301

     This office represents Security Devices International Inc. (the "Company"). Amendment #3 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comment received from the Staff by letter dated September 7, 2007.

The Company did not determine the fair value of the options based on the weighted average market value of the Company's common stock.

The market price (publicly traded) of the Company's common stock on the date of grant was used for purposes of the Black Scholes option pricing model. The market price of the Company's common stock used for calculation in the Black Scholes option pricing model was $0.65 (October 30, 2006), $1.90(Nov 14, 2006), $1.90 (January 7, 2007) and $2.65 (April 23, 2007).

The Company measured the fair value of each stock option grant on the day of grant using the Black-Scholes Option pricing model. The weighted average grant date fair value of the options granted was $0.58 (options granted October 31, 2006), $1.58 (options granted November 14, 2006), $1.64 (options granted January 7, 2007) and $2.06 (options granted April 23, 2007).

We have changed the wording in Note 6 to the November 30, 2006 and May 31, 2007 financial statements to clarify this issue.

Note 6 to November 30, 2006 financial statements.

                                                   Options         Options
                                                   granted         granted
                                                 October 31,      November 14,
                                                    2006              2006
                                                 -----------      ------------

Risk free rate                                       3.50%             3.50%
Volatility factor                                     100%              100%
Expected dividends                                      0%                0%
Forfeiture rate                                         0%                0%
Expected life                                      5 years           5 years
Range of exercise prices                        $0.10-0.50             $1.00
Total number of options granted                  1,550,000           100,000
Market price of Company's common stock
  on date of grant                                   $0.65             $1.90
Grant date fair value of options                     $0.58             $1.58
Stock-based compensation cost
   expensed for year ended
   November 30, 2006                              $892,214          $157,726
Unexpended stock-based compensation
   deferred over to next year                          nil               nil


Note 6 to May 31, 2007 financial statements.


                                                   Options          Options
                                                   granted          granted
                                                April 23,2007   January 7, 2007
                                                -------------   ---------------

           Risk free rate                            4.25%             3.50%
           Volatility factor                       106.04%           122.84%
           Expected dividends                         nil               nil
           Forfeiture rate                              0%                0%

           Expected life                           5 years           5 years
           Range of exercise prices            $2.75-3.60             $1.50
           Market price of Company's common
                 stock on date of grant             $2.65             $1.90
           Grant date fair value of options         $2.06             $1.64

           Total number of options granted        340,000           125,000
           Stock-based compensation cost
              expensed                           $700,298          $204,986
           Unexpended stock-based compensation
              deferred over to next period            nil               nil




                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.



                                           William T. Hart
WTH:ap